

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

<u>Via Facsimile</u>
Mr. Jeffrey D. Howes
President
AMHN, Inc.
10611 N. Hayden Rd., Suite D106
Scottsdale, AZ 85260

      Re: **AMHN, Inc.**
             Amendment No. 1 to Preliminary Information Statement on Schedule 14C
             Filed August 30, 2011
             File No. 0-16731

Dear Mr. Howes:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-6311 with any questions.

                                    Sincerely,

                                    /s/ H. Roger Schwall for

                                    Anne Nguyen Parker
                                    Branch Chief

cc: <u>Via Facsimile</u>
       Joel Schneider